December 9, 2013

Ms. Amanda Ravitz
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:	SuperCom Ltd.
Amendment No. 2 to Registration Statement
on Form F-1, Filed November 25, 2013
File No. 333-189810

Dear Ms. Ravitz:

Set forth below are the responses of SuperCom Ltd. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding Amendment No. 2 to its Registration Statement on Form F-1 that was filed on November 25, 2013.  Concurrently with this letter, the Company is submitting Amendment No. 3 to the Form F-1 Registration Statement (the “Amendment”).

The paragraphs below are numbered to correspond to the Staff’s comments as set forth in the Staff’s letter dated December 6, 2013.  In each instance, we have repeated the Staff’s comment in italics and set forth our response in plain type below the relevant comment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 30

1.
Refer to our prior comment 2.  In light of your response to our prior comment, which indicated that the $13 million in offering proceeds will be derived from a firm commitment offering, please tell us why your pro forma income statements do not include an adjustment which gives effect to the impact of the shares to be issued on your pro forma earnings per share.  Revise your pro forma income statements to include the referenced adjustment or tell us why you believe no revisions are necessary.

Response

We have revised the pro forma income statements to include additional disclosure regarding the referenced adjustment.

Exhibits and Financial Statement Schedules, page 11-3 Exhibit 5.1

2.
We note the opinion filed as exhibit 5.1 in response to comment 3 in our letter dated July 23, 2013 relates to up to 3,450,000 ordinary shares "at an aggregate offering price not to exceed $15,500,000."  However, based on the fee table and the disclosure on your prospectus cover page, the maximum aggregate offering price may exceed that dollar amount.  Please submit a revised opinion that relates to all of the securities included in the registration statement.

Response

We have submitted a revised opinion that relates to all of the securities included in the registration statement.

Exhibit 23.2

3.
We note your response to prior comment 10 and that in this consent your independent auditor, Fahn Kanne & Co, refers to its audit report dated May 9, 2012 (except Note 17, as to which the date is November 21, 2013).  However, we also note from page F-2 that your independent auditors' report is dated May 9, 2012 (except Note 17, as to which date is November 22, 2013).  Please obtain and include a currently dated and signed consent from Fahn Kanne & Co. in your next amendment.  Audit report dates referenced in the revised and updated consent should agree with the dates from the Fahn Kanne & Co. audit report included in the filing.

Response

We have submitted a revised consent.  The audit report dates referenced in the revised and updated consent agree with the dates from the Fahn Kanne & Co. audit report included in Amendment No. 3.

If you have any questions as to the contents of this letter, please contact our counsel, Steven J. Glusband at (212) 238-8605.

Thank you for your assistance.

Very truly yours, /s/ Arie Trabelsi Arie Trabelsi Chief Executive Officer

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